MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                              Twelve Months          Year
                                  Ended             Ended
                              June 30, 2002   December 31, 2001
                                    (In thousands of dollars)


Earnings Available for
 Fixed Charges:

Net Income per Consolidated
 Statements of Income           $  128,320        $  155,849

Income Taxes                        80,442            98,341
                                   208,762           254,190

Rents (a)                            7,687             6,561

Interest (b)                        50,230            51,201

Total Earnings Available
 for Fixed Charges              $  266,679        $  311,952

Preferred Dividend Requirements $      759        $      762

Ratio of Income Before Income
 Taxes to Net Income                  163%              163%

Preferred Dividend Factor on
 Pretax Basis                        1,237             1,242

Fixed Charges (c)                   57,917            57,762

Combined Fixed Charges and
 Preferred Stock Dividends      $   59,154        $   59,004

Ratio of Earnings to Fixed
 Charges                              4.6x              5.4x

Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock Dividends        4.5x              5.3x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.

(c)  Represents rents and interest, both as defined above.